ТР Элемтэ Министрлыгы

«КАЗАН ШӘҺӘРЕ ТЕЛЕФОН ЧЕЛТӘРЕ» АЖ

ГТС

Министерство связи РТ

ОАО «КАЗАНСКАЯ ГОРОДСКАЯ ТЕЛЕФОННАЯ СЕТЬ»

420061, г.Казань, ул.Н.Ершова, 55Е

☎ 75-08-08, факс 95-15-50

ИНН 1653007966, р/с 407028[redacted] «Ак Барс» г.Казани, БИК 049205805,
Кор/с 3010181000[redacted]Х 52300, Код по ОКПО 01150782

N 184 от 03.1

02060715

EXEMPTION # 82-4754

The U.S. Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

02 DEC 23 AM 11:23

Re: Kazan City Telephone Network (file # 82-4754)

Dear Sirs:

On behalf of Kazan City Telephone Network (the Company), a company incorporated in the Russian Federation, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

1. QUATERLY REPORT BY ISSUER OF SECURITIES Open Joint Stock Company 2002, 3 QUARTER.

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Yours truly,
General Director
Fahriev A.M.

dlw 1/13/03

«Approved»

by Board of Directors
Open Joint Stock Company «Kazanskaya Gorodskaya Telephonaya Set» (Kazan GTS)
Minutes № 11 dated of 05.11.2002

The chairman of board of directors
R.T. Minister of Communications R.G. Zalyalov ______________
(Signature)

Seal

QUARTERLY REPORT
BY ISSUER OF SECURITIES

2002 III QUARTER

Open Joint Stock Company
«Kazanskaya Gorodskaya Telephonaya Set»

Issuer code : 55110-D
Place of location: Republic of Tatarstan
Mail address: 55-e, N. Ershov Str., Kazan, 420061

« Information exposed in present Quarterly Report is liable for disclosure in accordance with law on securities of the Russian Federation.»

General Director A. M. Fahriev ______________

Chief Accountant L.V. Tyugaeva ______________

31.10.2002

Contact person: ***Elvira R. Akhmadullina***
Position: ***Engineer SC dpt.***
Tel: ***(8432) 72-63-93***
Fax: ***(8432) 72-23 -21***
E-Mail: ***elia@gts.kazan.su***

Changes in the quarterly report for 2002 third quarter.
A. DATA ON ISSUER

25. Shares of all legal entities, in which the issuer owns more than 5 % of the charter capital, and their officials in the charter capital of the issuer.

25.1 Name: *Closed JSC IC "Elemte"*
Place of location: ***Republic of Tatarstan***
Mail address: ***3, Rahmatullina Str., Kazan, 420503***
Issuer's share in the Charter Capital of the legal entity: ***18.89 %***
Share of the legal entity in the Charter Capital of the Issuer: ***11.32 %***

32. Number of personnel.
The number of personnel including branches and representations for the reported period constitutes 1 066 people

42. Essential facts (event, action), having a place in accounting quarter.
Date of occurrence of the fact (event, action): ***9.07.2002***
Code ***1555110D09072002***

Type of securities: The nominal documentary coupon series A to bearer bond, coupon 8, tranche 3
Date of drawing up the list of bondholders having the right to receive income under the bonds: 13-00 Moscow time 09.07.2002

Date of occurrence of the fact (event, action): ***10.07.2002***
Code ***1155110D10072002***

Type of securities: The nominal documentary coupon series A to bearer bond, coupon 8, tranche 3
Date of charging the income under the bonds: the list is drawn up as of 09.07.2002
Date of coupon income payment: 10.07.2002
Size of interest charged on one bond: 22,2 % annual.
Total of the bonds of one tranche, on which the income is charged: 100 000 pieces
Type of payment: money

Date of occurrence of the fact (event, action): ***10.07.2002***
Code ***1455110D10072002***
Type of securities to be settled: The nominal documentary coupon series A to bearer bond, tranche 3
Date of settlement: 10.07.2002
Total of the bonds of one tranche, to be settled: 100 000 pieces
The order, conditions, maturity of the bonds: the settlement of the bonds is carried out for the benefit of the bonds holders of the corresponding tranche, being those as of 13.00 Moscow time of working day previous to date of bonds settlement. The settlement of the bonds is carried out by the issuer through the payment agent – ZAO IC "Elemte". The settlement of the bonds is carried out in the money form as a nominal value of the bonds. The date of coupon 8 income payment coincides with date of settlement of the bonds of the respective tranche.

Date of occurrence of the fact (event, action): ***3.07.2002***
Code ***1355110D03072002***
On June 28, 2002 the Company Board of directors has accepted the following decisions:
1. To consider the decision on accommodation of OAO "Kazan GTS" nominal telephone loan non-documentary series 06 bonds , accepted at the meeting of Board of directors OAO "Kazan GTS" on 26.06.2002 invalid.
2. To accept the decision on accommodation of OAO "Kazan GTS" nominal telephone loan non-documentary series 08 bonds with the following terms of the issue:

- nominal telephone loan non-documentary bonds;

- Series 08;
- Total of the bonds - 9625 (nine thousand six hundred twenty five) pieces.
- Nominal value of each issued bond - 4000 (four thousand) rbl.;
- Total nominal value of the issue - 38 500 000(thirty eight million five hundred thousand) rbl.;
- Method of accommodation - closed subscription;
- Period of accommodation of the bonds:
Accommodation beginning date and its' order
Accommodation of the bonds begins on the first calendar day following the day of the state registration of the bonds issue.
The end date of the bonds accommodation is
Either the date of accommodation of the last bond,
Or one year from the moment of the ratification of the decision on issue of securities.
Potential buyers:
The potential purchaser of all bonds of the issue is the Closed JSC IC "Elemte".
Place of location: republic of Tatarstan
Mail address: 3, Rahmatullina Str., Kazan, p.o. box 258, 420503
Telephone: (8432) 64-26-12, 64-41-20.
INN 1654023456.
Licenses no. -05954-100000, 116-05956-010000, 116-05959-001000, 116-05963-000100 from April, 19, 2002, given by Federal commission of the equity market of Russian Federation.

- Order of the bonds accommodation:
Accommodation of the bonds is carried out on the basis of the bonds sale and purchase agreements concluded by the issuer and ZAO IC "Elemte".
The contract on purchase of the bonds can be concluded from the date of a beginning of securities accommodation to the end date of securities accommodation. The contract on purchase of the issued bonds is concluded after achievement by the parties of the agreement of all essential terms and conditions of contract, by drafting signing the document by the parties.

- The price of accommodation of each bond of the issue is established at 4000 (four thousand) roubles.
- Order of payment for the bonds:
Securities are paid for with money.
Conditions and order of payment for the bonds of the issue by money:
The method of payments - non-cash in Russian roubles.
Periodicity of payments - unitary. The payment for the bonds is made before the transfer of the bonds to a personal account of the purchaser in the register of the bonds holders.
Money are to be transferred to ZAO IC "Elemte" to the account of the issuer № 40702810500020001670 in " Joint-stock commercial bank " AK BARS ", corresponding account № 30101810000000000805, BIK 049205805.

- Under each issued bond the income is paid to the holder at a rate of 1 % (One percent) from a nominal value of the bond in the order and terms established by the decision on issue.

Order of income payment under the issued bonds

The income payment under the bonds of the issue is made to the holders of the bonds being those as of date of drawing up the list of the bonds - 18.00 Moscow time of a day previous to the 3-rd (third) working day before the date of the beginning of income payment.
The list of the issued bonds holders is made by the professional securities market participant, having the license to keep the register of the investors (register keeper), on the basis of the agreements for keeping of the register between the issuer and register keeper.
The income payment is paid in cash in Russian roubles.
The income payment is made by the payment agent on behalf of the issuer to the bonds holders, or persons, authorized by them, on presentation of certifying documents:
- Passport (and power of attorney in case of receiving the income by the authorized person) - for individuals;

- Documents certifying authority of a person acting on behalf of the legal entities, and also passport of this person - for the legal entities.
Place of payment of the income under the bonds: sales points of the bonds of ZAO IC " Elemte ", located at:
11, Tatarstan st., Kazan. Tel: (8432) 93-04-21;
The fulfillment of the obligation towards the holder, presented in the list of the bonds holders, is recognized proper, including in case of alienation of the bonds after the date of drawing up of the list of the bonds holders.
In case non-granting (delayed granting) the information necessary for fulfillment the obligations to the register holder by the issuer of the bonds, the fulfillment of such obligations is made to a person presenting a request on fulfillment of the obligation and being the holder of the bonds on date of presentation of request. The fulfillment of the obligations by the issuer is made on the basis of the data of the register holder.
Information on the payment agent:
Full name: Closed Joint-stock company "Investment company "Elemte"
Short name: ZAO IC "Elemte".
Place of location: Republic of Tatarstan
Mail address: 3, Rahmatullina Str., Kazan, p.o. box 258, 420503
Telephone: (8432) 64-26-12, 64-41-20.
INN 1654023456.
Licenses no. -05954-100000, 116-05956-010000, 116-05959-001000, 116-05963-000100 from April, 19, 2002, given by Federal commission of the equity market of Russian Federation.

Period of income payment
Payment is carried out every year from November, 1 till November, 30 inclusively until the settlement date.

- Form of settlement of the bonds.
The settlement of the bonds is carried out by payment of a nominal value of the bond in Russian roubles. The advance settlement of the issued bonds can be made in the form of reception of unscheduled access a telephone network equal to a nominal value of the bond.

The settlement of the bonds by payment of a nominal value of the bonds is made by the payment agent on behalf of the issuer to the holders of the bonds registered in the bonds holders register - on date of drawing up the list of the bonds holders for fulfillment the obligation on them.

The list of bond holders is drawn up on the basis of the data of the register of the bonds holders of the issuer as of 18.00 Moscow time of a day previous to the 3-rd (third) working day before the date of the beginning of settlement of the bonds.
The list of the issued bonds holders is made by the professional securities market participant, having the license to keep the register of the investors (register keeper), on the basis of the agreements for keeping the register between the issuer and register keeper.
The settlement of the issued bonds occurs in order of incoming written requests, but not before the settlement date. The bond holder for its settlement directs a written request to the payment agent location.
The written request of the holder on settlement of the issued bonds must contain:
a) Quantity of the bonds and requisites of the issued bonds, belonging to the holder, on which money payments are made;
b) Legal, mail addresses, contact telephones of the person authorized to receive indicated money on the bonds.
c) Tax status of the person authorized to receive the settlement money and other incomes on the Bonds (the resident, non-resident with constant representation in Russian Federation, non-resident without constant representation in Russian Federation);
d) Requisites of the bank account of the person authorized to receive indicated money on the bonds.
The payment of bonds settlement money is made by the payment agent in the non-cash order within 10 (ten) days from the date of granting by the bond holder a written request for its settlement.

Non-granting of a written request by the bond holder for its settlement in the established period of settlement of the bonds does not release the issuer of the obligation of settlement of the bonds.
The fulfillment of the obligation towards the holder, presented in the list of the bonds holders, is recognized proper, including in case of alienation of the bonds after the date of drawing up of the list of the bonds holders.
In case non-granting (delayed granting) the information necessary for fulfillment the obligations to the register holder by the issuer of the bonds, the fulfillment of such obligations is made to a person presenting a request on fulfillment of the obligation and being the holder of the bonds on date of presentation of request. The fulfillment of the obligations by the issuer is made on the basis of the data of the register holder.
Information on the payment agent:
Full name: Closed Joint-stock company "Investment company "Elemte"
Short name: ZAO IC "Elemte".
Place of location: Republic of Tatarstan
Mail address: 3, Rahmatullina Str., Kazan, p.o. box 258, 420503
Telephone: (8432) 64-26-12, 64-41-20.
INN 1654023456.
Licenses no. -05954-100000, 116-05956-010000, 116-05959-001000, 116-05963-000100 from April, 19, 2002, given by Federal commission of the equity market of Russian Federation.
- Settlement period of the bonds.
Settlement period of the issued bonds: June, 01, 2004.

- Opportunity and conditions of advance settlement of the bonds.
The advance settlement of the issued bonds is made only in the form of reception of unscheduled access to a telephone network ин concluding the agreement on rendering telephone service.
Cost of advance settlement of the bond is equal to a nominal value of the bond. The unscheduled access to a telephone network is granted by the issuer of the bonds.
In case of technical unavailability of installation of the telephone at the address, indicated by the holder of the bond, the advance settlement of the bond is carried out in the money form.
The issuer has no right to refuse to settle the bonds in advance after the period and condition accepted in the decision on issue of the bonds.
The bonds settled by the issuer in advance, can not be issued again and are to be transferred to the account of the settled bonds in the register, where the rights on the bond are accounted

- Period of advance settlement of the bonds.
Starting date of advance settlement of the issued bonds: the next working day after a day of state registration of the report on the results of the securities issue.

- Condition of advance settlement of the bonds of the issue.
Condition of advance settlement of the bond by granting unscheduled access to a telephone network is technical opportunity of installation of the telephone at the address, indicated by the holder of the bond.
Technical opportunity of installation of the telephone is determined by the issuer depending on:
· availability of free number capacity at the telephone exchange in a zone of installation;
· availability of a free user line in a trunk cable in a zone of address installation;
· availability of a free user line in a distributive cable in a zone of address installation.
Period of determination of technical opportunity of telephone installation is 12 days from the date of submission of either written application on purchasing of the bond in primary accommodation, or written application of the bond holder on the conclusion of the Agreement on rendering telephone services according to the Rules of rendering telephone services in circulation of the bond at the secondary market.
The implementation of the right for the unscheduled granting access to a telephone network by the conclusion of the agreement on rendering telephone services is carried out in the following order: the buyer (holder) of the bond submits the application to check for a technical opportunity to install a telephone to any sales point of securities of ZAO IC "Elemte" at these addresses:
11, Tatarstan st., Kazan. Tel: (8432) 93-04-21;
28A, Garifianova st., Kazan Tel: (8432) 35-35-76;

55 E, N. Ershova st., Kazan. Tel: (8432) 76-50-62;
187, Vosstania st., Tel: (8432) 41-15-11;
the technical opportunity of telephone installation is defined by the issuer within 10 (Ten) days from the date of submission of the application; the results of the technical opportunity check are marked on the application sent by the bond holder. Technical opportunity means the right for the bond holder (buyer) to conclude the agreement on rendering telephone services at the stated address.
- The technical opportunity of installation of the telephone is determined by the issuer within 12 (Twelve) days from the date of submission of the application at the expense of the issuer;
- The agreement on rendering of telephone services is concluded within 30 (Thirty) days from the date of revealing technical opportunity of installation of the telephone at the stated address.
Date of advance settlement of the bond is the date of the agreement conclusion on rendering telephone services between the issuer of the bond and holder of the bond at the address indicated by the holder of the bond. The holder of the bond does not pay for the agreement on rendering telephone services and telephone installation in case of settlement of the bond by granting unscheduled access to a telephone network.
If there is no technical opportunity of installation of the telephone at the indicated by the bond holder address, the advance settlement of the bonds can be carried in the money form under the initiative of the holder of the bond in the order stipulated in case of settlement of the issued bonds.
The price (cost) of advance settlement of the bond in the money form (Cd) is calculated by the formula:

$Cd = N + ((N*1/100*(365-T)/365))$, *where*
N- a nominal value of the issue bond, rbl.
T- quantity of days before the starting date of the nearest coupon income payment
The price (cost) of advance settlement of the bond in the money form (Cd) is calculated in roubles accurate to one copeck
The state registration of the issue of the bonds is carried out at FCEM of Russia.
3. To entrust ZAO IC "Elemte" as the general agent of registration of the issue of OAO "Kazan GTS" nominal non-documentary telephone loan series 08 bonds .
4. *To ratify the decision on issue nominal telephone loan non-documentary series 08 bonds*
5. *To ratify the Prospectus of issue of OAO "Kazan GTS" nominal non-documentary telephone loan series 08 bonds*

Results of voting: unanimously, 7 members of board of directors were present at the meeting, the quorum for acceptance of the decision is present.

Date of occurrence of the fact (event, action): ***14.08.2002***
Code ***0755110D14082002***

The name, place of location and mail address of the legal entity - partner:
"Republican food corporation at RT Ministry of agriculture and food", 24, Orenburgsky trakt str., Kazan, Republic of Tatarstan, 420059,
Date of transaction: August 14, 2002.
The description of the transaction: sale of the bill for a sum of 115 000 000 roubles.
The sum of the transaction makes more than 10 % of the assets of the issuer on the end date of a quarter prior to a month, in which the transaction has occurred.

Date of occurrence of the fact (event, action): ***21.08.2002***
Code ***1555110D21082002***

Types of securities: The nominal documentary coupon series B to bearer bond, coupon 3
Date of drawing up the list of bondholders, having the right to receive coupon income: August, 21, 2002
Date of occurrence of the fact (event, action): ***2.09.2002***
Code ***1155110D02092002***

Type of securities: The nominal documentary coupon series B to bearer bond, coupon 3

Date of charging the income under the bonds: the list is drawn up as of 21.08.2002
Date of coupon income payment: 02.09.2002
Size of interest charged on one bond: 21,25 % annual.
Total of the bonds of one tranche, on which the income is charged: 300 000 pieces
Type of payment: money

Date of occurrence of the fact (event, action): *2.09.2002*
Code *1155110D02092002*

Type of securities: The nominal non-documentary telephone loan series 04 and 05 bonds
Date of charging the income under the bonds: 02.09.2002
Date of coupon income payment: from 01.10.2002 till l29.11.2002
Size of interest charged on one bond: 1 % of nominal value.
Total of the bonds of one series, on which the income is charged:
series 04 - 6 pieces
series 05 - 19 pieces
Type of payment: money

Date of occurrence of the fact (event, action): *2.09.2002*
Code *1555110D02092002*
Types of securities: The nominal non-documentary telephone loan bonds
Date of drawing up the list of bondholders, having the right to receive coupon income: 02.09.2002

Date of occurrence of the fact (event, action): *11.09.2002*
Code *1355110D11092002*
September 6, 2002 the board of directors has accepted the decision on increase of OAO "Kazan GTS" charter capital by issuing the additional shares at the expense of property of the company.
Method of accommodation: distribution among the shareholders.
Quantity of the additionally placed shares: common shares - 1 176 716 700 pieces and preferred shares- 24 956 100 pieces.

Results of voting: unanimously, 7 members of board of directors were present at the meeting, the quorum for acceptance of the decision is present.
Date of occurrence of the fact (event, action): *11.09.2002*
Code *0455110D11092002*
The name, place and mail address of the legal entity: ZAO "IC "Elemte", 3, Rahmatullina Str., Kazan, 420503, Tatarstan
Share of the issuer in the charter capital of the legal entity:
- Before change –23,89 %.
- After change – 18,89 %
The date, when the change in charter capital took place: 11.09.2002

47. Facts resulted in increase or decrease of the Issuer's assets by more than 10 %.
not presented.

The amount of Issuer's assets on the end date of prior to the reported quarter : *747 513 thousand roubles*
The amount of assets of the Issuer on the end date of the reported quarter: *779 638 thousand roubles*

48. Facts resulted in increase of the Issuer's profits (losses) for the reported period by more than 20 % compared with the previous quarter.
Date of the fact (facts):
Description: *The reduction of profits has taken place because of increased cost of communication services*

(increase of volume of seasonal repair work of linear - cable structures of communication in the third quarter).
Absolute change of the profit (losses) for the accounting quarter in comparison with profit (loss) of the issuer for a quarter prior to that: -8 048 thousand rbl.

profit (losses) of the issuer for the quarter prior the reported one: ***12 257 thousand roubles***
profit (losses) of the issuer for the reported quarter***: 4 209 thousand roubles***

B.DATA ON ISSUER'S SECURITIES

Ordinal number of the issue: 8
Series: 06
Type: coupon
Type of securities: nominal, non-documentary
Nominal value of one issued security: 3 000 rbl
Quantity of issued securities: 1600
Issue total volume : 4 800 000

Information on state registration of the issue:
Date of registration: 3.07.2002
Registration number: 4-08-55110-D
Body responsible for registration : FKSB of Russia

Method of distribution: closed underwriting
Period of distribution: from 16.07.2002 till 16.07.2002

Current condition of the issue: distribution is finished
Number of actually distributed securities in accordance with the registered report on issue's results: 1 600

Information on state registration of the report on the results of the issue:
Registration date: 17.09.2002
Body responsible for registration : FKSB of Russia

Restrictions in the issue's securities circulation (if any):
None

Market information on issued securities:
Securities are traded only at over-the-counter market for individuals.
Period of circulation of securities: from 16.07.2002 till 2.02.2004

The income under the bonds of the issue:
In percentage of a nominal value: 1 % of nominal value is paid to the holder of the bond under each bond of the issue.
Other property equivalent on one bond (rbl): not stipulated.
Other income and rights under the bonds of the issue: granting of unscheduled access to a telephone network, installation of the telephone.
Period of settlement: from 02.02.2004 till 31.03.2004

- Terms and order of settlement of the bonds.

The settlement of the bonds by payment of a nominal value of the bonds is made to the holders of the bonds being those as of 18.00 Moscow time of a day previous to the 3-rd (third) working day before the date of the beginning of settlement of the bonds.
The list of the issued bonds holders is made by the professional securities market participant, having the license to keep the register of the investors (register keeper), on the basis of the agreements for keeping the register between the issuer and register keeper.
The settlement of the issued bonds occurs in order of incoming written requests. The bond holder for its settlement directs a written request to the payment agent location.

The payment of bonds settlement money is made by the payment agent in the non-cash order within 10 (ten) days from the date of granting by the bond holder a written request for its settlement.
Starting date of advance settlement of the issued bonds: the next working day after a day of state registration of the report on the results of the securities issue. The end date of advance settlement of the bonds is 26.1.2004

- Condition of advance settlement of the bonds of the issue.
Condition of advance settlement of the bond by granting unscheduled access to a telephone network equal to the nominal value the bond. Access to a telephone network is granted buy the issuer.
Condition of advance settlement of the bonds is technical opportunity of installation of the telephone at the address of the holder.
The implementation of the right for the unscheduled granting access to a telephone network by the conclusion of the agreement on rendering telephone services is carried out in the following order: the buyer (holder) of the bond submits the application to check for a technical opportunity to install a telephone to any sales point of securities of ZAO IC "Elemte" at these addresses:
11, Tatarstan st., Kazan. Tel: (8432) 93-04-21;
28A, Garifianova st., Kazan Tel: (8432) 35-35-76;
55 E, N. Ershova st., Kazan, Tel: (8432) 76-50-62;
187, Vosstania st., Tel: (8432) 41-15-11;
the technical opportunity of telephone installation is defined by the issuer within 10 (Ten) days from the date of submission of the application; the results of the technical opportunity check are marked on the application sent by the bond holder. Technical opportunity means the right for the bond holder (buyer) to conclude the agreement on rendering telephone services at the stated address.
Date of advance settlement of the bond is the date of the agreement conclusion on rendering telephone services between the issuer of the bond and holder of the bond at the address indicated by the holder of the bond. The advance settlement in money form is not stipulated. The holder of the bond does not pay for the agreement on rendering telephone services and telephone installation in case of settlement of the bond by granting unscheduled access to a telephone network.

Security of the bonds issue:
Body granted the security: the closed joint-stock company "Investment company "Elemte "
Kind of security: money
Size of security in money: 4 896 000

The income under the bonds of the issue paid in an accounting quarter:
Money: 0 rbl.

Other property equivalent: 0 rbl.

Other proprietary rights and (or) other income: 0 rbl.

Additional substantial information on issued securities:
No.

Ordinal number of the issue: 9
Series: 07
Type: coupon
Type of securities: nominal, non-documentary

Nominal value of one issued security: 3 000 rbl
Quantity of issued securities: 1600
Issue total volume : 4 800 000

Information on state registration of the issue:
Date of registration: 3.07.2002
Registration number: 4-09-55110-D
Body responsible for registration : FKSB of Russia

Method of distribution: closed underwriting
Period of distribution: from 17.07.2002 till 17.07.2002

Current condition of the issue: distribution is finished
Number of actually distributed securities in accordance with the registered report on issue's results: 1 600

Information on state registration of the report on the results of the issue:
Registration date: 17.09.2002
Body responsible for registration : FKSB of Russia

Restrictions in the issue's securities circulation (if any):
None

Market information on issued securities:
Securities are traded only at over-the-counter market for individuals.
Period of circulation of securities: from 17.07.2002 till 1.04.2004

The income under the bonds of the issue:
In percentage of a nominal value: 1 % of nominal value is paid to the holder of the bond under each bond of the issue.
Other property equivalent on one bond (rbl): not stipulated.
Other income and rights under the bonds of the issue: granting of unscheduled access to a telephone network, installation of the telephone.
Period of settlement: from 02.02.2004 till 31.03.2004

- Terms and order of settlement of the bonds.

The settlement of the bonds by payment of a nominal value of the bonds is made to the holders of the bonds being those as of 18.00 Moscow time of a day previous to the 3-rd (third) working day before the date of the beginning of settlement of the bonds.
The list of the issued bonds holders is made by the professional securities market participant, having the license to keep the register of the investors (register keeper), on the basis of the agreements for keeping the register between the issuer and register keeper.
The settlement of the issued bonds occurs in order of incoming written requests. The bond holder for its settlement directs a written request to the payment agent location.

The payment of bonds settlement money is made by the payment agent in the non-cash order within 10 (ten) days from the date of granting by the bond holder a written request for its settlement.
Starting date of advance settlement of the issued bonds: the next working day after a day of state registration of the report on the results of the securities issue. The end date of advance settlement of the bonds is 1.03.2004

- Condition of advance settlement of the bonds of the issue.
Condition of advance settlement of the bond by granting unscheduled access to a telephone network equal to the nominal value the bond. Access to a telephone network is granted buy the issuer.

Condition of advance settlement of the bonds is technical opportunity of installation of the telephone at the address of the holder.
The implementation of the right for the unscheduled granting access to a telephone network by the conclusion of the agreement on rendering telephone services is carried out in the following order: the buyer (holder) of the bond submits the application to check for a technical opportunity to install a telephone to any sales point of securities of ZAO IC "Elemte" at these addresses:
11, Tatarstan st., Kazan. Tel: (8432) 93-04-21;
28A, Garifianova st., Kazan Tel: (8432) 35-35-76;
55 E, N. Ershova st., Kazan, Tel: (8432) 76-50-62;
187, Vosstania st., Tel: (8432) 41-15-11;
the technical opportunity of telephone installation is defined by the issuer within 10 (Ten) days from the date of submission of the application; the results of the technical opportunity check are marked on the application sent by the bond holder. Technical opportunity means the right for the bond holder (buyer) to conclude the agreement on rendering telephone services at the stated address.
Date of advance settlement of the bond is the date of the agreement conclusion on rendering telephone services between the issuer of the bond and holder of the bond at the address indicated by the holder of the bond. The advance settlement in money form is not stipulated. The holder of the bond does not pay for the agreement on rendering telephone services and telephone installation in case of settlement of the bond by granting unscheduled access to a telephone network.

Security of the bonds issue:
Body granted the security: the closed joint-stock company "Investment company "Elemte "
Kind of security: money
Size of security in money: 4 896 000

The income under the bonds of the issue paid in an accounting quarter:
Money: 0 rbl.

Other property equivalent: 0 rbl.

Other proprietary rights and (or) other income: 0 rbl.

Additional substantial information on issued securities:
No.

Ordinal number of the issue: 10
Series: 08
Type: coupon
Type of securities: nominal, non-documentary
Nominal value of one issued security: 4000 rbl
Quantity of issued securities: 9 625
Issue total volume : 38 500 000

Information on state registration of the issue:
Date of registration: 15.08.2002
Registration number: 4-10-55110-D
Body responsible for registration : FKSB of Russia

Method of distribution: closed underwriting
Period of distribution: from 23.08.2002 till 23.08.2002

Current condition of the issue: distribution is finished
Number of actually distributed securities in accordance with the registered report on issue's results: 9 625

Information on state registration of the report on the results of the issue:

Registration date: 20.09.2002
Body responsible for registration : FKSB of Russia

Restrictions in the issue's securities circulation (if any):
None

Market information on issued securities:
Securities are traded only at over-the-counter market for individuals.
Period of circulation of securities: from 23.08.2002 till 1.06.2004

The income under the bonds of the issue:
In percentage of a nominal value: 1 % of nominal value is paid to the holder of the bond under each bond of the issue.
Other property equivalent on one bond (rbl): not stipulated.
Other income and rights under the bonds of the issue: granting of unscheduled access to a telephone network, installation of the telephone.
Period of settlement: from 01.06.2004 till 01.06.2004

- Terms and order of settlement of the bonds.

The settlement of the bonds by payment of a nominal value of the bonds in Russian roubles.
Starting date of advance settlement of the issued bonds: the next working day after a day of state registration of the report on the results of the securities issue. Condition of advance settlement of the bond by granting unscheduled access to a telephone network equal to the nominal value the bond. Access to a telephone network is granted buy the issuer.

In case of technical unavailability of installation of the telephone at the address, indicated by the holder of the bond, the advance settlement of the bond is carried out in the money form.
Condition of advance settlement of the bond by granting unscheduled access to a telephone network is technical opportunity of installation of the telephone at the address, indicated by the holder of the bond.
Technical opportunity of installation of the telephone is determined by the issuer depending on:
· availability of free number capacity at the telephone exchange in a zone of installation;
· availability of a free user line in a trunk cable in a zone of address installation;
· availability of a free user line in a distributive cable in a zone of address installation.
Period of determination of technical opportunity of telephone installation is 12 days from the date of submission of either written application on purchasing of the bond in primary accommodation, or written application of the bond holder on the conclusion of the Agreement on rendering telephone services according to the Rules of rendering telephone services in circulation of the bond at the secondary market.
The implementation of the right for the unscheduled granting access to a telephone network by the conclusion of the agreement on rendering telephone services is carried out in the following order: the buyer (holder) of the bond submits the application to check for a technical opportunity to install a telephone to any sales point of securities of ZAO IC "Elemte" at these addresses:
11, Tatarstan st., Kazan. Tel: (8432) 93-04-21;
28A, Garifianova st., Kazan Tel: (8432) 35-35-76;
55 E, N. Ershova st., Kazan, Tel: (8432) 76-50-62;
187, Vosstania st., Tel: (8432) 41-15-11;
the results of the technical opportunity check are marked in the application on purchasing of the bond, or in the application on the conclusion of the Agreement on rendering telephone.. Technical opportunity means the right for the bond holder (buyer) to conclude the agreement on rendering telephone services at the stated address.
- The technical opportunity of installation of the telephone is determined by the issuer within 12 (Twelve) days from the date of submission of the application at the expense of the issuer;
- The agreement on rendering of telephone services is concluded within 30 (Thirty) days from the date of revealing technical opportunity of installation of the telephone at the stated address.
Date of advance settlement of the bond is the date of the agreement conclusion on rendering telephone services between the issuer of the bond and holder of the bond at the address indicated by the holder of

the bond. The holder of the bond does not pay for the agreement on rendering telephone services and telephone installation in case of settlement of the bond by granting unscheduled access to a telephone network.

If there is no technical opportunity of installation of the telephone at the indicated by the bond holder address, the advance settlement of the bonds can be carried in the money form under the initiative of the holder of the bond in the order stipulated in paragraph 8.2 of the decision on issue of the bonds. The price (cost) of advance settlement of the bond in the money form (Cd) is calculated by the formula:

Cd = N + ((N*1/100*(365-T)/365)), where
N- a nominal value of the issued bond, rbl.
T- quantity of days before the starting date of the nearest coupon income payment
The price (cost) of advance settlement of the bond in the money form (Cd) is calculated in roubles accurate to one copeck

Security of the bonds issue:
Body granted the security: OAO "Kazan medical Instruments Plant "
Kind of security: money
Size of security in money: 39 270 000

The income under the bonds of the issue paid in an accounting quarter:
Money: 0 rbl.

Other property equivalent: 0 rbl.

Other proprietary rights and (or) other income: 0 rbl.

Additional substantial information on issued securities:
No.